March 20, 2006

Mr. Arnaud Denis
SG Mortgage Securities, LLC
1221 Avenue of the Americas
New York, NY 10020

Re: **SG Mortgage Securities, LLC**
Registration Statement on Form S-3
Filed February 21, 2006
File No. 333-131973

Dear Mr. Denis:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to

asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Prospectus #1

Cover

4. Please revise the disclosure in the first paragraph on the cover page to refer to the obligations of the "issuing entity", rather than the "trust, as issuing entity." Refer to Item 1102(d) of Regulation AB.

Summary of Terms, page S-4

5. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds and payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.

6. Please include a brief description of how losses not covered by enhancements or supports will be allocated to the securities.

Optional Termination, page S-11

7. Please expand your disclosure in this section to include a placeholder for discussion, when applicable, of events that may trigger liquidation or amortization of the assets or other triggers that would alter the transaction structure or flow of funds. Revise as appropriate.

Servicer[s], page S-58

8. Please confirm that you will provide the disclosure required by Item 1108(b), (c) and (d) of Regulation AB for each servicer meeting the applicable threshold.

Base Prospectus

<u>Convertible Mortgage Loans, page 6</u>

9. We note the last sentence of this section. Please clarify the circumstances under which loans will be "remarketed."

<u>Delinquent Loans, page 7</u>

10. We note that the asset pool may include delinquent assets. Please confirm that delinquent assets will be limited to less than 20% of the asset pool. Refer to Item 101(d) of Regulation AB.

11. We note the last paragraph on page 38 of the base prospectus in which you state that home loans more than 180 days delinquent may "in some cases" be treated as liquidated. Please clarify your charge-off policy.

<u>Principal and Interest Distributions, page 30</u>

12. Please confirm that any interest rate will be a conventional rate of interest on debt and will not be calculated with reference to a commodities or securities index.

<u>Funding Account, page 33</u>
<u>Revolving Period, page 34</u>

13. Please revise the prospectus supplements to include placeholders confirming that you will provide the disclosure required by Items 1111(g), 1103(a)(5) and 1101(c)(3)(ii) and (iii) of Regulation AB, if applicable.

<u>Derivative Products, page 47</u>

14. Please identify, and discuss the mechanics of, each type of derivative contemplated in connection with this offering.

<u>Reduction and Substitution of Credit Enhancement, page 48</u>

15. We note that "in most cases," credit support will be subject to reduction on a non-discretionary basis in accordance with a schedule or formula described in the prospectus supplement. Please confirm that all reductions or substitutions of credit enhancement are non-discretionary in nature or explain the other types of reductions and substitutions you intend to use and why they would fit within the definition of an asset-backed security.

<u>Purchase Obligations, page 49</u>

16. Please expand your disclosure to separately address each of the "purchase obligations" to which you refer and to provide a general explanation of the mechanics for each type of purchase obligation you list in this paragraph.

17. We note that the purchase obligations apply to both the trust assets and the securities, and that the securities may be purchased on demand made by or on behalf of the securityholders. We further note that purchase obligations may include put options and demand features. Please note that we have referred this section to the Division of Investment Management for possible comment.

Pooling and Servicing Agreement

<u>Section 3.19: Annual Independent Public Accountants' Servicing Report.</u>

18. Please note that the accountant attestation required under Item 1122 must be prepared with reference to the servicing criteria set forth in subpart (d) of that Item. Please delete the last sentence of this section or tell us why it does not conflict with this requirement.

<u>Section 12.01: Intent of the Parties, page 142</u>

19. Please delete from the third sentence the phrase "consensus among participants in the mortgage-backed securities market, advice of counsel or otherwise."

*   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314. If you need further assistance, you may contact me at (202) 551-3750.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (212) 849-5555
        Paul A. Jorissen
        Mayer Brown Rowe & Maw